Exhibit 4.7
COMPEX TECHNOLOGIES, INC.
NON-INCENTIVE STOCK OPTION AGREEMENT
          THIS AGREEMENT, made this first day of March, 2004, by and between Compex Technologies, Inc., a Minnesota corporation (“the Company”), and Hawk Associates (“Consultant”).
          WHEREAS, the Company wishes to grant this stock option to Consultant in consideration of the services of the Consultant pursuant to that certain Letter Agreement between the Company and Consultant dated as of March 1, 2004 (the “Consulting Agreement”).
          NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto hereby agree as follows:
          1. Grant of Option
          The Company hereby grants to Consultant, on the date set forth above, the right and option (hereinafter called “the option”) to purchase all or any part of an aggregate of 15,000 shares of Common Stock, $.10 par value, at the price of $9.49 per share on the terms and conditions set forth herein. This option is not intended to be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).
          2. Duration and Exercisability
          (a) Except as provided in paragraph 3 and paragraph 2(b) below, this option shall be exercisable with respect to only 5,000 of the shares subject to this option on the date hereof, but shall become exercisable with respect to an additional 10,000 shares (the “Unvested Shares”) on March 1, 2007. This option shall terminate in all events at the close of business on February 29, 2008.
          (b) Notwithstanding paragraph 2(a), the exercisability of the Unvested Shares of this option shall accelerate, and this option shall become exercisable with respect to 5,000 of the Unvested Shares, from and after the date on which the last of the last the last sale price of the Company’s Common Stock as reported on the Nasdaq has equaled or exceeded $11.00 for 20 consecutive trading days, and this option shall become exercisable with respect to the final 5,000 of Unvested Shares from and after the date on which the last the last sale price of the Company’s Common Stock as reported on Nasdaq has equaled or exceeded $14.00 for 20 consecutive trading days.
          (c) The option shall be exercisable only by Consultant and shall not be assignable or transferable by Consultant, other than by will or the laws of descent and distribution.
          3. Effect of Termination of Consulting Agreement. Consultant is receiving this option in consideration of services to be performed under that certain Consulting Agreement. In the event that the Consulting Agreement shall be terminated by the Company for any reason other than Consultant’s gross and willful misconduct, Consultant shall have the right to exercise the option at any time within three months after such termination to the extent of the full number of shares subject to this option, regardless of whether theretofore vested, and shall thereafter terminate. If the Consulting Agreement is terminated because of Consultant’s gross and willful misconduct, including, without limitation, the misappropriation or public disclosure of the Company’s trade secret or other confidential information without the Company’s consent, or in the event the Consultant terminates the Consulting Agreement, this option shall terminate immediately and shall not be exercisable.
          4. Manner of Exercise. The option can be exercised only by Consultant or other proper party by delivering within the option period written notice to the Company at its principal office. The notice shall state the number of shares as to which the option is being exercised and be accompanied by payment in full by check (bank check, certified check or personal check), of the option price for all shares designated in the notice.
          5. Miscellaneous
          (a) This Agreement shall not confer on Consultant any right independent of the Consulting Agreement with respect to consulting services, or payment for consulting services, from the Company or any of its subsidiaries, nor will it interfere in any way with the right of the Company to terminate such Consulting Agreement in accordance with its terms. Consultant shall have none of the rights of a shareholder with respect to shares subject to this option until such shares shall have been issued to Consultant upon exercise of this option.
          (b) The exercise of all or any part of this option shall only be effective at such time that the sale of Common Stock pursuant to such exercise will not violate any state or federal securities or other laws.
          (c) If Consultant exercises all or any portion of the option subsequent to any change in the number or character of the Common Stock of the Company (through merger, consolidation, reorganization, recapitalization, stock dividend, stock split or otherwise), Consultant shall then receive for the aggregate price paid by Consultant on such exercise of the option, the number and type of securities or other consideration which Consultant would have received if such option had been exercised prior to the event changing the number or character of outstanding shares.
          (d) The Company shall at all times during the term of the option reserve and keep available such number of shares as will be sufficient to satisfy the requirements of this Agreement.
          (e) In order to provide the Company with the opportunity to claim the benefit of any income tax deduction which may be available to it upon the exercise of the option, and in order to comply with all applicable federal or state income tax laws or regulations, the Company may take such action as it deems appropriate to insure that, if necessary, all applicable federal or state payroll, withholding, income or other taxes are withheld or collected from Consultant.
          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

COMPEX TECHNOLOGIES, INC.

By	/s/ Dan W. Gladney

Its: Chief Executive Officer

HAWK ASSOCIATES, INC.

By	/s/ Frank N. Hawkins

Its: Chief Executive Officer